# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: BNB PLUS CORP., CIK 0000744452
CUSIP: 03815U607
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 50 HEALTH SCIENCES DRIVE, STONY BROOK, New York (NY), 11790
Date of event which requires filing of this statement: 03/20/2026
Filed by CIK 0001892613
Persons authorized to receive notices and communications: Edward McNamara, 1209 Orange Street, Wilmington, Delaware (DE), 19801, 9177553613; Richard Shorten, 1209 Orange St, Wilmington, Delaware (DE), 19801, 917270888

## Reporting persons
- Comstock MultiChain Fund, L.P. (CIK 0001892613): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 604,602; sole dispositive power 0; shared dispositive power 604,602; aggregate amount beneficially owned 604,602 (9.9% of the class)
- Comstock Multichain GP LLC (CIK 0002114421): type of reporting person: other (OO); citizenship or place of organization: Connecticut (CT); source of funds: other (OO); sole voting power 0; shared voting power 604,602; sole dispositive power 0; shared dispositive power 604,602; aggregate amount beneficially owned 604,602 (9.9% of the class)
  Comment: limited liability company
- Silvermine Capital Advisors, LLC (CIK 0002114405): type of reporting person: investment adviser (IA); citizenship or place of organization: Connecticut (CT); source of funds: other (OO); sole voting power 0; shared voting power 604,602; sole dispositive power 0; shared dispositive power 604,602; aggregate amount beneficially owned 604,602 (9.9% of the class)
- Shorten Richard Lee Jr. (CIK 0002114467): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 604,602; sole dispositive power 0; shared dispositive power 604,602; aggregate amount beneficially owned 604,602 (9.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: BNB PLUS CORP.
Address of issuer's principal executive offices: 50 HEALTH SCIENCES DRIVE, STONY BROOK, New York (NY), 11790

## Item 2. Identity and Background
Name of person filing:
Comstock MultiChain Fund, L.P.
Comstock MultiChain GP, LLC
Silvermine Capital Advisors, LLC
Richard Shorten
(each, a "Reporting Person")
Residence or business address:
each Reporting Person's address:
c/o Silvermine Capital Advisors
85 Sherman Tpke
Redding CT 06896
Present principal occupation or employment:
Comstock MultiChain Fund L.P., a Delaware limited partnership ("Comstock"), is an investment fund. Comstock MultiChain GP, LLC ("Comstock GP"), a Connecticut limited liability company, is the general partner of Comstock.

Silvermine Capital Advisors, LLC, a Connecticut limited liability company, serves as investment adviser to Comstock pursuant to an investment management agreement under which Silvermine Capital Advisors, LLC exercises investment discretion with respect to the securities held for the account of Comstock.

Richard L. Shorten is a United States citizen and is the majority owner and managing member of each of Comstock GP and Silvermine Capital Advisors, LLC.

By virtue of these relationships, Comstock GP, Silvermine Capital Advisors, LLC and Richard L. Shorten may be deemed to beneficially own the securities held by Comstock.
Criminal convictions in the last five years: No such proceedings for any Reported Person
Civil proceedings (securities laws) in the last five years: No such proceedings for any Reporting Person
Citizenship: USA

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: US$5 million in-kind purchase of certain warrants, as further described in Item 5.

## Item 4. Purpose of Transaction
Purpose of transaction:
The securities reported herein were acquired for investment purposes in the ordinary course of business.

Representatives of Silvermine Capital Advisors, LLC have engaged, and may continue to engage, in discussions with members of the Issuer's management and board of directors regarding potential strategic transactions, including possible debt or equity investments or other capital-structure adjustments, and may explore or propose restructuring alternatives or communicate with other shareholders or third parties regarding such matters. No definitive agreement or decision has been reached in these discussions, and there can be no assurance that any transaction will occur.

At present, there is no intention to seek any changes to the Issuer's board of directors. The Reporting Persons reserve the right, however, to change plans and intentions at any time and to take any actions that they deem appropriate, subject to applicable law.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
604,602 which includes 598,557 shares of Common Stock of BNB Plus Corp. (the "Common Stock"), and 6,045 shares of Common Stock underlying certain warrants.

In addition to the foregoing, Comstock is the record holder of pre-funded warrants that are exercisable for 907,469 shares of Common Stock (the "Pre-Funded Warrants") and Series E Warrants that are exercisable for 1,506,026 shares of Common Stock (the "Common Stock Warrants" and, together with the Pre-Funded Warrants, the "Warrants"). The Warrants each contain a beneficial ownership limitation so that in no event shall the holder's beneficial ownership exceed 9.99% (the "Blocker"), and therefore, the number of shares beneficially owned comprises the 598,557 shares directly owned and 6,045 of the shares of Common Stock underlying the Pre-Funded Warrants because the Blocker limits Comstock from exercising for any additional shares of Common Stock.

Comstock is the record holder of the shares of Common Stock and the Warrants. Silvermine Capital Advisors, LLC, as the investment advisor of Comstock, has investment discretion over the shares of Common Stock directly held, the Warrants and the shares of Common Stock underlying the Warrants.

Each of Silvermine Capital Advisors, LLC, Comstock GP, and Richard Shorten disclaims beneficial ownership of the securities reported herein except to the extent of its or his pecuniary interest therein, if any.
Number of shares as to which each person has sole or shared power to vote or dispose: 9.99%, based on 5,447,469 shares of Common Stock outstanding as of February 9, 2026, as provided by the Issuer in its Form 10-Q for the quarter ending December 31, 2025, plus the 598,557 shares of Common Stock directly owned by the Reporting Persons (as subsequently confirmed by the Issuer's management), plus 6045 shares of Common Stock underlying the Warrants.
Transactions in the class effected during the past sixty days: The exercise of Pre-Funded Warrants on 3/20/2026 for 598,557 at zero exercise price.
Other persons with the right to receive dividends or sale proceeds: Comstock has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the securities reported herein. Investors in Comstock may participate in such dividends and proceeds indirectly in accordance with their respective partnership interests. Off the Chain Capital LP is a limited partner in Comstock, and its partnership interest therein would relate to more than five percent of the class of securities reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Comstock holds warrants, including but not limited to pre-funded warrants, to purchase shares of Common Stock (the "Warrants"), which are exercisable at any time (including within 60 days), subject to the Blocker described below. The Warrants are not, however, included in the beneficial ownership information reported herein because they contain a beneficial ownership limitation so that in no event shall the holder's beneficial ownership exceed 9.99% (the "Blocker"), and therefore the number of shares beneficially owned includes 6045 shares of Common Stock underlying the Warrants as the Blocker limits Comstock from exercising for any additional shares of Common Stock.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exh 99.1 Joint Filing Agreement among the Reporting Persons

## Signatures
- Comstock MultiChain Fund, L.P.: /s/ Richard L. Shorten, Richard L. Shorten, Authorized Signatory (03/24/2026)
- Comstock Multichain GP LLC: /s/ Richard Shorten, Richard Shorten/Authorized Signatory (03/24/2026)
- Silvermine Capital Advisors, LLC: /s/ Richard L. Shorten, Richard L. Shorten/Managing Member (03/24/2026)
- Shorten Richard Lee Jr.: /s/ Richard L. Shorten, Richard L. Shorten/individual (03/24/2026)